17004432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section FEB 13 2017 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG CAPITAL LC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 Forsyth Blvd., Suite 750
(No. and Street)

St. Louis	Missouri	63105-1820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Mueller — 314-862-8500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaddockHenson PC
(Name - *if individual, state last, first, middle name*)

5353 S. Lindbergh Blvd., Suite 200	St. Louis	Missouri	63126
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange
FEB 13 2017
RECEIVED

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240-17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

AKB

OATH OR AFFIRMATION

I, DAVID B. MUELLER , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of FG CAPITAL LC , as of DECEMBER 31, 2016 , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

KATRINA L. RUSSELL
Notary Public - Notary Seal
STATE OF MISSOURI
St. Charles County
My Commission Expires: Mar. 21, 2020
Commission # 12378902

Notary Public

Signature

Director.
Title

This report ** contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADDOCK | HENSON
CERTIFIED PUBLIC ACCOUNTANTS

5353 S. Lindbergh Blvd., Suite 200 St. Louis, MO 63126
314.894.8400 • 888.272.0107 • 314.894.3377(fax)
www.maddockhenson.com

FG CAPITAL LC

ANNUAL REPORT

FOR THE YEAR ENDED

DECEMBER 31, 2016

MADDOCK|HENSON
CERTIFIED PUBLIC ACCOUNTANTS

314.894.8400 · 888.272.0107 314.894.3377(fax) 5353 S. Lindbergh Blvd., Suite 200 St. Louis, MO 63126 www.maddockhenson.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
FG Capital LC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of FG Capital LC (the Company), as of December 31, 2016, and the related statements of income, changes in member's equity, and changes in financial condition for the year then ended. These financial statements are the responsibility of FG Capital LC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Capital LC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, required by Rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of FG Capital LC's financial statements. The supplemental information is the responsibility of FG Capital LC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MaddockHenson PC

MaddockHenson PC
St. Louis, Missouri

January 18, 2017

FG Capital LC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$ 50,923

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to parent	$ 4,713
Member's equity	46,210
Total liabilities and member's equity	$ 50,923

FG Capital LC
Statement of Income
For the Year Ended December 31, 2016

Revenue	
Client success fee	$ 1,100,000
Retainer fees	7,500
Reimbursed expenses	713
Total revenue	1,108,213
Operating expenses	
Compensation to parent	798,221
Referral fee	220,000
Licenses and permits	4,553
Travel and meals	713
Professional services	4,900
Other	1,563
	1,029,950
Net income	$ 78,263

See notes to financial statements

FG Capital LC
Statement of Changes in Member's Equity
Year ended December 31, 2016

Member's equity, beginning of year	$ 25,181
Net income	78,263
Distribution to member	(57,234)
Member's equity, end of year	$ 46,210

See notes to financial statements

FG Capital LC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 78,263
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	11,850
(Decrease) in due to parent	(9,546)
Net cash provided by operating activities	80,567
Cash flows from financing activities:	
Distribution to member	(57,234)
Net cash (used) by financing activities	(57,234)
Net increase in cash	23,333
Cash, beginning	27,590
Cash, ending	$ 50,923
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

See notes to financial statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single member Missouri Limited Liability Company that is wholly-owned by The Fortune Group LLC (Parent). The Company offers capital raising services to lower middle market companies through private placements to institutional investors on a best efforts basis. The Company does not affect the sale of municipal or government securities or debt of direct participation programs, nor will it affect resales or engage in secondary market trading of private placement securities. The Company does not maintain any client accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent, which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements.

Statement of Changes in Financial Position

For purposes of the Statement of Changes in Financial Position, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Commitments and Contingencies

The Company is not involved in any arbitration or litigation as of January 18, 2017, the date the financial statements were available to be issued.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable

The Company uses the allowance method to determine uncollectable accounts receivable. The allowance is based in whole or in part on past experience with the client, the number of days past due, and overall economic conditions. At December 31, 2016, there were no outstanding receivables.

Subsequent Events

Management has evaluated subsequent events through January 18, 2017, the date the financial statements were available to be issued.

NOTE 3. RELATED PARTY TRANSACTIONS

Administrative Services and Expense Funding Agreement

The Company has entered into an administrative services and expense funding agreement with its Parent, whereby the Parent agrees to provide accounting and administrative services to the Company and all expenses related to office facilities, communication services, general administrative and clerical support, and management services. Prior to March 1, 2016, the agreement stated that the Parent will not apportion or charge back any such expenses to the Company. In consideration of the services provided, the Company agreed to pay Parent 90% of their net earnings. After the Company's FINRA examination during 2016, the agreement with the parent was revised. Under the new agreement, the Company will pay the Parent $400 per month for administrative services provided.

The compensation expense to Parent for the year ended December 31, 2016 was $798,221. At December 31, 2016, the outstanding balance due to Parent was $4,713.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $46,210, which was $41,210 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.10 to 1.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2016

Schedule I

FG Capital LC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2016

Net capital	
Total member's equity	$ 46,210
Net capital	$ 46,210
Aggregate indebtedness	
Items included in statement of financial condition:	
Due to parent	$ 4,713
Total aggregate indebtedness	$ 4,713
Computation of basic net capital requirement	
Minimum net capital required	$ 314
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	$ 5,000
Excess net capital	$ 41,210
Excess net capital at 1,500 percent	$ 45,896
Excess net capital at 1,000 percent	$ 45,739
Ratio: Aggregate indebtedness to net capital	0.10 to 1

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

Credit balances	
Total credit items	$ -
Debit balances	
Total debit items	$ -
Required deposit	None

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

MADDOCK | HENSON
CERTIFIED PUBLIC ACCOUNTANTS

314.894.8400 888.272.0107 314.894.3377 (fax) 5353 S. Lindbergh Blvd., Suite 200 St. Louis, MO 63126 www.maddockhenson.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
FG Capital LC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FG Capital LC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FG Capital LC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) FG Capital LC stated that FG Capital LC met the identified exemption provisions throughout the most recent fiscal year without exception. FG Capital LC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FG Capital LC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MaddockHenson PC

MaddockHenson PC
St. Louis, Missouri

January 18, 2017

FG Capital LC
Exemption Report

FG Capital LC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, John H. Hull, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Director

January 3, 2017